UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NIO Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00025 per share

(Title of Class of Securities)

62914V106**

(CUSIP Number)

CYVN Investments RSC Ltd

Samer Salah Abdelhaq

Office at 9th Floor, Level 9, Al Khatem Tower

Abu Dhabi Global Market Square

Al Maryah Island, Abu Dhabi, United Arab Emirates

+971 56 418 1611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 62914V106 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the New York Stock Exchange under the symbol “NIO.” Each American Depositary Share represents one Class A Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 62914V106

1	NAME OF REPORTING PERSON CYVN Investments RSC Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 418,833,157
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 418,833,157
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,833,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%[1]
14	TYPE OF REPORTING PERSON CO

[1]	Shares beneficially owned represent approximately 20.1% of the total Ordinary Shares outstanding, which include Class A Ordinary Shares and Class C Ordinary Shares. See Item 5 below.

AMENDMENT NO. 2 TO SCHEDULE 13D

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by CYVN Investments RSC Ltd (“CYVN Investments”) on July 24, 2023, as amended by Amendment No. 1 filed on December 20, 2023. This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4. Purpose of Transaction

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

On December 27, 2023, the SSA Closing occurred and CYVN Investments purchased 294,000,000 Class A Ordinary Shares of the Issuer from the Issuer for an aggregate purchase price of US$2,205,000,000, representing US$7.50 per Class A Ordinary Share pursuant to the previously disclosed Share Subscription Agreement.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference. Such information is based on an aggregate of 1,931,474,374 Class A Ordinary Shares outstanding, which is the sum of (i) 1,637,474,374 Class A Ordinary Shares of the Issuer outstanding as of December 14, 2023, based on a representation by the Issuer in the Share Subscription Agreement, plus (ii) 294,000,000 Class A Ordinary Shares issued by the Issuer pursuant to the Share Subscription Agreement. Shares beneficially owned represent approximately 20.1% of the total Ordinary Shares outstanding, based upon an aggregate of 2,079,974,374 Ordinary Shares issued and outstanding, which is the sum of (i) 1,931,474,374 Class A Ordinary Shares plus (ii) 148,500,000 Class C Ordinary Shares (based on information provided by the Issuer).

(c) The information in Item 3 and Item 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, as amended, there have been no transactions by CYVN Investments or the Scheduled Persons in the securities of the Issuer during the past sixty days.

(d) Except as set forth in this Schedule 13D, as amended, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by CYVN Investments.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 27, 2023

CYVN INVESTMENTS RSC LTD

By:	/s/ Samer Salah Abdelhaq
Name: Samer Salah Abdelhaq
Title: Director

By:	/s/ Eddy Skaf
Name: Eddy Skaf
Title: Director